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                           October 26, 2021

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       140-142 Kensington Church Street
       London, W8 4BN
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed October 8,
2021
                                                            File No. 333-257785

       Dear Mr. Fitzpatrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4 filed October 8,
2021

       Questions and Answers about the Proposed Transactions
       Q. What are the possible sources and the extent of dilution that Broadstone's shareholders..., page
       24

   1.                                                   It appears to us that
the total shares in the    assuming maximum redemption    column of
                                                        your table should read
193,833,409. Please revise your disclosure accordingly.
 Stephen Fitzpatrick
FirstName  LastNameStephen  Fitzpatrick
Vertical Aerospace  Ltd.
Comapany
October  26,NameVertical
             2021        Aerospace Ltd.
October
Page 2 26, 2021 Page 2
FirstName LastName
Notes to the Unaudited Pro Forma Combined Financial Statements
Note 4 - Net Loss per Share, page 178

2. Please revise your disclosure to address the reason that the shares to be received by the
         Vertical Option Holders have been excluded from calculation of pro forma EPS.
         Additionally, please revise your footnote to quantify any outstanding options or warrants that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.
Vertical's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 229

3.       Please quantify and more fully discuss Vertical   s current and
long-term liquidity
         requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Robbie McLaren, Esq.